Exhibit 1.01

Nuance Communications, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2016

I. Introduction

Company Overview

We are a leading provider of voice recognition solutions and natural language understanding technologies. We work with companies around the world, from banks and hospitals to airlines, carriers, and car manufacturers, who use our solutions and technologies to create better experiences for their customers and their users by enhancing the users’ experience, increasing productivity and customer satisfaction. We offer our customers high accuracy in automated speech recognition, capabilities for natural language understanding, dialog and information management, biometric speaker authentication, text-to-speech, optical character recognition (“OCR”) capabilities, and domain knowledge, along with professional services and implementation support. Using advanced analytics and algorithms, our technologies create personalized experiences and transform the way people interact with information and the technology around them.

Products Overview

Our product lines are classified in the following categories: software, information technology, computer hardware and other audio-electronics products, including without limitation microphones and headsets.

Supply Chain Overview

Our supply chain contains multiple levels between Nuance and the smelter or refiner (“SOR”) of any “conflict minerals” or cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold (collectively, “3TGs”). Our suppliers are numerous, complex, and include both manufacturing and component suppliers. In order to determine the source of materials mined and smelted which become discrete or raw materials in components or products provided to us, we necessarily rely on our direct suppliers to provide information on the origin of the 3TGs contained in the components and materials manufactured by them and supplied to or for us, including the sources of 3TGs that are supplied to them from sub-tier suppliers.

Due to the complexity of our supply chain, it will take a continuous and significant amount of additional effort for many of our suppliers to verify the origin of all the 3TGs used in the components or products provided to us. Because of the complexity of our own products, and the constant evolution of our multi-tiered supply chain, it is difficult to identify multiple levels of sub-tier suppliers from our direct suppliers. We continue to perform our supply chain due diligence processes, driving accountability within the supply chain by leveraging the Conflict Free Sourcing Initiative (“CFSI”) and the Conflict Free Smelter Program (“CFSP”), investigating alternative suppliers and parts, while continuing our outreach efforts to further develop deeper transparency in our supply chain. We do not have a direct relationship with 3TG SORs, nor do we perform direct audits of these entities that provide our supply chain with 3TGs. We rely upon the CFSI’s efforts and our sub-tier supply chain partners to influence smelters and refineries to get audited and certified through the CFSI’s CFSP.

II. Reasonable Country of Origin Inquiry

We conducted several reasonable country of origin inquiries (RCOI) regarding 3TGs utilized in our products and product components to determine whether those 3TGs present in the Company’s products originated in the Democratic Republic of the Congo (“DRC”).

We performed an analysis of our products and/or product components and determined that more than 3,000 suppliers provide products and product components to us. We analyzed the responses of these suppliers and publicly available information to identify those that may have products or product components containing 3TGs. From this analysis, we identified 86 suppliers that merited additional analysis. Of the 86 suppliers further analyzed for determination of whether their products or components contained 3TGs, we eliminated 53 suppliers from further analysis based on our assessment that the products they supplied to us were not covered by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”).

For the remaining 33 suppliers, we surveyed each supplier using the Conflict Minerals Reporting Template (“CMRT”). Of the 33 suppliers so identified and surveyed, 5 responded with written confirmation that they do not use 3TGs, 5 responses were incomplete and 5 responses indicated use of 3TGs in the products and components supplied to us.

We communicated with these suppliers to educate them regarding the relevant SEC requirements, our expectations, and training resources. We surveyed these 33 suppliers using the CMRT, version 4.20 established by the CFSI. We followed up with additional communications with those suppliers that did not respond to the survey or provided an incomplete response. We encourage our suppliers to source from smelters that have undergone an audit in accordance with the CFSP. We have relied on these supplier’s responses to provide us with information about the source of 3TGs contained in the products and components supplied to us. These direct suppliers are similarly reliant upon information provided to them by their suppliers.

Our Conflict Minerals Policy is available on our website and is communicated to our suppliers. Our cross functional working group oversees the RCOI, due diligence, compliance, record keeping, and supplier management. This working group, under the oversight our Vice President, Procurement, includes members of our finance, legal, procurement, operations, research and development and operations teams and is responsible for ensuring compliance with the Rule and reporting on our activities in this area.

Nuance’s company web site provides access to our company legal notices page, which includes our Conflict Minerals Policy, and provides information on how to report any violation of our Code of Ethics, or applicable laws and regulations, or other company policies, for interested parties to report concerns regarding legal matters, including our sourcing of 3TGs. Our legal team investigates reported matters and takes remedial action, as necessary.

III. Due Diligence

Due Diligence Design

The design of the Company’s due diligence process conforms with the due diligence related steps of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, second edition, and the related supplements.

Due Diligence Measures Performed

We compared SOR information received from our suppliers to the CFSI’s conflict free SOR list.

We have filed our Form SD and Conflict Minerals Report with the Securities and Exchange Commission and made it publicly available via our website.

IV. Due Diligence Results

At this point in our due diligence process, we are unable to identify all the smelters, refineries or recyclers and scrap supplier sources or the country of origin for the 3TGs in our products and components. The efforts to determine the mine or location of origin with the greatest possible specificity include the RCOI and due diligence procedures noted above.

V. Steps to be Taken to Mitigate Risk and Improve the Due Diligence Program

As we move towards improving our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the 3TGs in our products and components could benefit armed groups in the DRC or adjoining countries:

•	Engaged with a third party professional services firm to assist us in reviewing our due diligence program;

•	Enhance supplier communication and escalation procedures to improve due diligence data accuracy and completion at various points in the supply chain process;

•	Enhance the processes in our due diligence program to increase our confidence in the credibility and reliability of the information received from our suppliers to position us at a future date to disclose smelters or refiners of 3TGs contained in our products or components;

•	Continue to encourage the use of conflict-free smelters by our supply chain, where possible;

•	Continue to work with our suppliers who may be sourcing from non-conflict-free smelters or smelters relying on uncertain sources of raw materials, to move towards using conflict-free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific component, the availability of alternative suppliers, and the time required to requalify a product with any new component or material; and

•	Establish a management escalation procedure with respect to 3TGs to provide a mechanism for escalating issues and concerns regarding 3TG transparency and elimination of non-conflict-free minerals from the products and components provided to us.